05040549

) EXCHANGE COMMISSION
;TON, D.C. 20549

RECEIVED MAR 1 2005 213 SEC MAIL PROCESSING SECTION

VF 3-23-05

ANNUAL AUDITED REPOR'
FORM X-17A-5
PART III

NG PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-33805

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banc of America Investment Services, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

101 South Tryon Street
(No. and Street)

Charlotte	North Carolina	28255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Taylor 904-464-3837
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 North Tryon Street	Charlotte	North Carolina	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



3/23

OATH OR AFFIRMATION

I, Gregory D. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Investment Services, Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

SULY LOPEZ
MY COMMISSION # DD 058008
EXPIRES: September 18, 2005
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Operations
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Banc of America Investment Services, Inc.

(A wholly-owned subsidiary of Bank of America, N.A.)
Consolidated Statement of Financial Condition
December 31, 2004



PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors

To the Board of Directors and Shareholder of
Banc of America Investment Services, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Investment Services, Inc. and its subsidiaries (the "Company"), a wholly-owned subsidiary of Bank of America, N.A., at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2005

Banc of America Investment Services, Inc.
(A wholly-owned subsidiary of Bank of America, N.A.)
Consolidated Statement of Financial Condition
December 31, 2004
(amounts in thousands)

Assets		
Cash and cash equivalents	$	253,863
Cash segregated under federal and other regulations		16,039
Securities owned		4,607
Receivable from clearing brokers		45,744
Receivable from affiliates		1,399
Deferred compensation		66,921
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $6,055		16,476
Other assets		13,430
Total assets	$	418,479
Liabilities and Shareholder's Equity		
Securities sold, not yet purchased, at market value	$	2,637
Payable to affiliates		24,862
Accounts payable and other accrued liabilities		10,323
Compensation payable		28,057
Deferred tax liability, net		5,382
Income taxes payable to Corporation		20,113
Total liabilities		91,374
Commitments and contingencies (Note 11)		-
Common stock, $20 par value; 1,000 shares authorized, issued, and outstanding		20
Additional paid-in-capital		186,308
Retained earnings		140,777
Total shareholder's equity		327,105
Total liabilities and shareholder's equity	$	418,479

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Basis of Presentation

Banc of America Investment Services, Inc., (the "Company") is a wholly-owned subsidiary of Bank of America, N.A. (the "Parent") which is an indirect wholly-owned subsidiary of Bank of America Corporation (the "Corporation"). The Company is incorporated in the state of Florida and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), the National Association of Securities Dealers, Inc. (the "NASD") and the National Futures Association. The Company clears customer transactions with clearing brokers on a fully disclosed basis. The Company provides full and discount brokerage services to customers located throughout the United States. The Company is also registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Banc of America Agency of Texas, Inc., BA Agency, Inc., Banc of America Agency of Nevada, Inc. and Banc of America Agency, LLC. Such subsidiaries distribute annuity products to customers in certain states. All intercompany transactions have been eliminated in consolidation.

On April 1, 2004, the Corporation acquired all of the outstanding stock of FleetBoston Financial Corporation ("FleetBoston"). Quick & Reilly, Inc. ("Quick & Reilly") was a wholly-owned subsidiary of FleetBoston and a broker-dealer registered with the SEC and NYSE. Quick & Reilly's primary business was providing brokerage services for a nationwide, primarily retail customer base and the syndication and trading of municipal securities. On October 20, 2004, Quick & Reilly was merged into the Company, contributing all of its assets, liabilities, and equity on a historical cost basis, which approximates fair value. The Company converted a portion of the accounts of former Quick & Reilly customers to its clearing platform on October 20, 2004, with the remaining customer accounts scheduled for conversion in June 2005.

2. Summary of Significant Accounting Policies

Management Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents include deposits with the Parent and investments in mutual funds sponsored and advised by an affiliate of the Company (Note 5). Investments are recorded on a trade date basis and are carried at fair value.

Cash Segregated

In accordance with SEC Rule 15c3-3, the Company maintains a special reserve account for the exclusive benefit of its customers. The account is on deposit at the Parent. Pursuant to the Company's 15c3-3 calculation in supplemental Schedule II, $1,329,000 was required to be on deposit at December 31, 2004.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased represent positions held by the Company with their clearing brokers. These transactions are recorded on a trade date basis and are stated at fair value. Quoted market prices provided by the clearing brokers are used to determine fair value.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Assets are depreciated using the straight-line method over their estimated useful lives.

Shareholder's Equity
Retained earnings has been adjusted to reflect cumulative cash paid to an affiliate associated with sales of insurance products in accordance with regulatory guidance.

Securities Transactions
Customers' transactions are recorded on a trade date basis.

Deferred Compensation
The Company has a forgivable loan program as an incentive for its financial advisors. The terms of the Company's forgivable loans stipulate that principal and any interest accrued are forgiven ratably over the life of the loan (until fully forgiven).

Income Taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, there are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2004 are reported at market value as presented below:

Amounts in thousands	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and agency obligations	$ 381	$ 704
Corporate stock and other	1,923	980
State and municipal obligations	1,019	741
Mutual funds	1,284	212
	$ 4,607	$ 2,637

4. Furniture, Equipment and Leasehold Improvements

Major classifications of these assets at December 31, 2004 are summarized as follows:

Amounts in thousands	Estimated Useful Life	
Furniture	12 years	$ 10,577
Equipment	3-5 years	1,919
Leasehold improvements	10-20 years	9,423
Capitalized software	3-5 years	612
		22,531
Accumulated depreciation		6,055
		$ 16,476

5. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and other affiliated companies and persons. These transactions arise in the normal course of business and are summarized below.

Cash and Cash Equivalents
The Company had $14,252,000 of cash on deposit with the Parent at December 31, 2004, which is non-interest bearing. The Company had $239,611,000 in the Nations Cash Reserves Fund at December 31, 2004, a 1940 Act mutual fund sponsored and advised by an affiliated investment company.

Receivables From and Payables to Affiliates
Receivables from and payables to affiliates generally represent amounts due from and to affiliate companies that are expected to be settled in the normal course of business.

Parent Services
The Parent and certain affiliates provide management and other services to the Company. In addition, certain operating costs are paid by the Parent and billed to the Company.

Operational Services
Bank of America Technology and Operations, Inc., an affiliate of the Company, provides certain operational functions to the Company. These operations include mainframe, WAN, internet and technology training support.

The Consulting Services Group ("CSG") is an affiliated group of investment, research, marketing, and account servicing professionals that provide back-office support for asset and fee based products offered by the Company's advisors.

Banc of America Securities LLC ("BAS") and the Company launched a new joint initiative to provide taxable and tax exempt fixed-income products and services to all registered representatives of the Company. The Fixed Income Strategies Group, as the new trading desk is called, began operating in November 2004.

Shareholder's Equity
The Corporation directly allocates tax benefits associated with stock issued under employee plans to the Company based on restricted stock vestings and stock option exercises by employees of the Company participating in the Corporation's stock based compensation plans.

Other
The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

6. Receivable From Clearing Brokers

The Company has agreements with National Financial Services, LLC and Automatic Data Processing, Inc. (the "clearing brokers") whereby the clearing brokers execute the Company's customer transactions, extend margin credit to the Company's customers secured by the customers' securities, clear transactions and act as custodians. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing brokers pay the Company the net interest earned on customer margin balances, and charge the Company for brokerage, clearance, exchange fees and other service contract costs. The Company uses the clearing brokers' systems to support daily operations.

Amounts receivable from the clearing brokers primarily represent amounts due for commissions earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature. The Company's provision for doubtful accounts is recorded within the receivable from clearing brokers and other general operating and administrative expenses in the consolidated statements of financial condition and income, respectively. Such provision relates to the collectibility of customer service charges collected by the clearing brokers and remitted to the Company.

The risk of customers' failure to settle securities transactions is borne by the Company. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of customers to satisfy their contractual obligations. As the clearing brokers' right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2004, the Company has recorded no liabilities with regard to this indemnification. During 2004, payments made to the clearing brokers related to this indemnification were immaterial.

To mitigate credit risks, the Company has developed credit-monitoring procedures and has the ability to increase required margin levels for certain securities. The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in margin levels, as appropriate. The Company has indemnified the clearing brokers against certain losses, including margin losses that the clearing brokers may sustain from customer accounts introduced by the Company. Outstanding margin balances held by the clearing brokers related to the Company's customers were approximately $1.2 billion at December 31, 2004. As the clearing brokers' right to charge the Company for margin losses has no maximum amount and applies to all customer margin loans executed on the Company's behalf, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2004, the Company has recorded no liabilities with regard to this indemnification. During 2004, payments made to the clearing brokers related to this indemnification were immaterial.

7. Income Taxes

Current income tax expense is determined as if the Company filed a separate tax return and the amount so determined is payable to or receivable from the Corporation. Current federal taxes payable to the Corporation of $20,113,000 are included in the accompanying statement of financial condition at December 31, 2004.

Deferred income tax expense is determined by the change in the deferred tax asset or liability between periods. The deferred tax liability was $5,382,000 at December 31, 2004 and primarily consists of temporary differences from pension costs allocated to the Company from the Parent.

Income tax expense differs from the amount of income tax determined by applying the federal statutory rate of 35% to pretax income primarily as a result of state income taxes and nondeductible expenses.

8. Compensation Payable and Employee Benefit Plans

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. Defined benefit plans consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. The Company's employees are eligible to participate in a contributory profit sharing and 401(k) plan sponsored by the Corporation.

In addition to providing retirement benefits, the Corporation provides health care and life insurance benefits for active and retired employees. Substantially all of the Corporation's employees, including certain employees in foreign countries, may become eligible for postretirement benefits if they reach early retirement age while employed by the Corporation and they have the required number of years of service. Under the Corporation's current plan, eligible retirees are entitled to a fixed dollar amount for each year of service. Additionally, certain current retirees are eligible for different benefits attributable to prior plans. The Company had approximately 3,700 covered employees at December 31, 2004.

Substantially all employees of the Company participate in the Corporation's stock based compensation plans which provide for the issuance of the Corporation's stock-related awards such as stock options and restricted stock awards.

9. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial instruments. The Company's financial instruments are short-term financial instruments with carrying amounts that approximate fair value. These financial instruments generally expose the Company to limited credit risk and are short-term in nature.

10. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and threatened legal actions and proceedings. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Company, and certain of these actions and proceedings are based on alleged violations of securities, employment and other laws.

In view of the inherent difficulty of predicting the outcome of such matters, the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. Based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory matters, will have a material adverse effect on the consolidated financial position or liquidity of the Company, but may be material to the Company's operating results for any particular reporting period.

Regulatory Matters

In the ordinary course of its business, the Company is subject to regulatory examinations, information gathering requests, inquiries and investigations. The Company is a registered broker-dealer under the federal securities laws and is subject to regulation by the SEC, the NASD, the National Futures Association and state securities regulators. In connection with several formal and informal inquiries by those agencies, the Company has received numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

11. Concentration of Risk

In the normal course of business, the Company's customer and clearing activities involve the execution, settlement, and financing of various customer securities transactions that settle in accordance with industry practice, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit worthiness of the customer or issuer of the instrument held as collateral.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004 at the fair value of the related securities and will incur a loss if the value of the securities increases subsequent to December 31, 2004.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. On December 31, 2004, the Company's net capital under the rule was $198,967,000, which was $198,717,000 in excess of the minimum required net capital of $250,000.